UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Liston, Thomas J.
   Humana Inc.
   500 W. Main Street
   Louisville, KY  40202
2. Date of Event Requiring Statement (Month/Day/Year)
   July 13, 2000
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Humana Inc.
   HUM
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President - Strategy & Corporate Development
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
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
Common (1)                                 |6,000                 |D               |                                               |
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Common (1)                                 |880                   |D               |Custodian for Child                            |
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Common (1)                                 |880                   |D               |Custodian for Child                            |
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Common (1)                                 |720                   |D               |Custodian for Child                            |
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Common (1)                                 |8,118                 |I               |HRSP(3)                                        |
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
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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
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
Option (2)              |9/17/99  |1/15/08  |Common (1)             |5,800    |15.5938   |D            |                           |
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Option (2)              |1/15/00  |1/15/08  |Common (1)             |5,800    |15.5938   |D            |                           |
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Option (2)              |1/15/01  |1/15/08  |Common (1)             |5,800    |15.5938   |D            |                           |
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Option (2)              |9/17/99  |1/9/07   |Common (1)             |24,576   |15.5938   |D            |                           |
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Option (2)              |1/9/00   |1/9/07   |Common (1)             |12,104   |15.5938   |D            |                           |
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Option (2)              |9/17/99  |8/12/06  |Common (1)             |26,370   |15.5938   |D            |                           |
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Option (2)              |9/17/99  |9/17/08  |Common (1)             |6,090    |15.5938   |D            |                           |
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Option (2)              |9/17/99  |1/12/05  |Common (1)             |13,760   |15.5938   |D            |                           |
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Option (2)              |1/15/00  |1/15/09  |Common (1)             |6,667    |19.25     |D            |                           |
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Option (2)              |1/15/01  |1/15/09  |Common (1)             |6,667    |19.25     |D            |                           |
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Option (2)              |1/15/02  |1/15/09  |Common (1)             |6,666    |19.25     |D            |                           |
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Option (2)              |9/9/00   |9/9/09   |Common (1)             |3,334    |9.5938    |D            |                           |
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Option (2)              |9/9/01   |9/9/09   |Common (1)             |3,333    |9.5938    |D            |                           |
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Option (2)              |9/9/02   |9/9/09   |Common (1)             |3,333    |9.5938    |D            |                           |
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Option-ISO (2)          |7/13/01  |7/13/10  |Common (1)             |14,096   |7.0938    |D            |                           |
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Option-ISO (2)          |7/13/02  |7/13/10  |Common (1)             |14,096   |7.0938    |D            |                           |
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Option-ISO (2)          |7/13/03  |7/13/10  |Common (1)             |14,096   |7.0938    |D            |                           |
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Option-NQ (2)           |7/13/01  |7/13/10  |Common (1)             |2,571    |7.0938    |D            |                           |
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Option-NQ (2)           |7/13/02  |7/13/10  |Common (1)             |2,571    |7.0938    |D            |                           |
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Option-NQ (2)           |7/13/03  |7/13/10  |Common (1)             |2,571    |7.0938    |D            |                           |
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
Explanation of Responses:
(1) Each share of Common Stock contains a Right adopted on March 5, 1987, pursuant to the Company Rights
Agreement, as amended and restated on February 14, 1996, and amended as of May 27, 1998 and March 1,
1999, which entitles holders of the Company's Common Stock, in the event certain specified events occur, to acquire 1/100 of a share of Series A Participating Preferred Stock at a price of $145 per fractional share.
(2)  Right to buy pursuant to Company's 1996 Stock Incentive Plan for
Employees.
(3) Shares held for my benefit as of June 30, 2000 under the Humana Retirement & Savings Plan ("HRSP") and a routine disposition of shares to fund an administrative fee assessment under a Tax-Conditioned Plan, exempt under Rule
16b-3(c).